U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                                 FORM 4

              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

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1. Name and Address of Reporting Person Last, First, Middle: Deutsche Bank AG
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 Street:   Taunusanlage 12
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 City, State, Zip:  60325 Frankfurt am Main Germany
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2. Issuer Name and Ticker or Trading Symbol FiberNet Telecom Group, Inc. (NASDAQ
SC:FTGX)
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4. Statement for Month/Year January 10, 2003
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5. If Amendment, Date of Original (Month/Year)
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(     ) Director                   (X ) 10% Owner
(     ) Officer (give title below) (  ) Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)
 ( X ) Form filed by One Reporting Person
 (   ) Form filed by More than One Reporting Person
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o If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).





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


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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
-- ------------------- ----------- ------------ ----------------------------------- ------------------ ---------------- ------------
   1. Title of         2.          3.           4. Securities Acquired (A) or       5. Amount of       6. Ownership     7. Nature of
   Security  (Instr.   Transaction Transaction  Disposed of (D) (Instr. 3, 4 and 5) Securities         Form: Direct (D) Indirect
   3)                  Date        Code (Instr.                                     Beneficially Owned or Indirect (I)  Beneficial
                       (Month/Day/ 8)                                               at End of Month    (Instr. 4)       Ownership
                       Year)                                                        (Instr. 3 and 4)                    (Instr. 4)
-- ------------------- ----------- ------------ ----------------------------------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
                                   Code     V   Amount           (A) or   Price
                                                                 (D)
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
   Common Stock, par   1/10/2003       X        11,766,203*      A        $0.001    137,718,583**      D
   value $0.001 per
   share
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------

-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------

-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------

-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------
-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------

-- ------------------- ----------- -------- --- ---------------- -------- --------- ------------------ ---------------- ------------

* The number of shares of Common Stock received following the exercise of Warrants was less than the number of Warrants exercised because the exercise of Warrants was cashless. The difference in shares (98,876 shares) was calculated by dividing the cost of exercising the 11,865,079 Warrants ($11,856.08) by the market price of the Common Stock on January 10, 2003, which was the date of exercise ($0.12).

** This Form 4 also serves to restate the Amount of Non-Derivative Securities
Beneficially Owned as reported in the previously filed Form 4, which amount was stated as 162,256,845 shares of Common Stock. The previously reported amount inadvertently included Warrants that had not yet been exercised. The proper figure to be reported as the Amount of Non-Derivative Securities Beneficially
Owned should have been 125,952,380 shares.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.







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


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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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
--- ---- ----------- ----------- ---------- ------------- ------------------- ------------------ -------- -------- ---------- -----
 1.Title  2.          3.          4.         5.Number of 6.Date Exercisable 7.Title and Amount of 8.Price 9.Number 10.Ownership 11.
 of       Conversion  Transaction Transaction Derivative  and Expiration Date Underlying Securities of      of    Form of  Nature of
Derivative or Exercise Date(Month/ Code      Securities   (Month/Day/Year)   (Instr. 3     Derivative Derivative Derivative Indirect
Security  Price of     Day/Year)  (Instr. 8) Acquired (A)                     and 4)       Security  Securities Security: Beneficial
(Instr.   Derivative                        or Disposed of                                (Instr.  Beneficially Direct (D) Ownership
  3)      Security                          (D)(Instr. 3,                                   5)     Owned at  or Indirect(I)(Instr.4)
                                              4 and 5)                                             End of      (Instr. 4)
                                                                                                   Month
                                                                                                   (Instr. 4)
--- -------- --------- --------- ----------- ---------------- --------------------- --------------------- ------ ------------- -----
--- -------- --------- --------- ------ ---- --- ----------- ----------- ---------- ---------- ---------- ------ ------------- -----
                                   Code   V        (D)        Date                 Title      Amount
                                             (A)
                                                           Exercisable
                                                                     Expiration
                                                                                              or
                                                                        Date
                                                                                              Number
                                                                                            of Shares
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- ------------ ---------- ------ ------------- --------
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- ------------ ---------- ------ ------------- --------
    Warrants $0.001*** 1/10/2003    X            11,865,079  11/11/02 11/11/07 Common Stock,  11,766,203        23,730,159   D
                                                                               par value $0.00 ****              *****
                                                                               per share
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ---- ---
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ---- ---

--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --

--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --

--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --
--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --

--- -------- --------- --------- ------ ---- --- ----------- -------- -------- -------------- ---------- ------ ----------- ----- --

*** In connection with a debt restructuring transaction effected by the issuer on January 10, 2003, the exercise price of the Warrants exercised on such date was revised from $0.12 per share to $0.001 per share.

**** The exercise of Warrants was cashless and, as a result, the number of shares of Common Stock received following the exercise was less than the number of Warrants exercised. The difference in shares (98,876 shares) was calculated by dividing the cost of exercising the 11,865,079 Warrants ($11,856.08) by the market price of the Common Stock on January 10, 2003, which was the date of exercise ($0.12).

***** The 23,730,159 Warrants currently bear an exercise price of $0.12 per share. In addition, this Form 4 also serves to restate the Number of Derivative
Securities Beneficially Owned as reported in the previously filed Form 4, which amount was stated as 36,304,465 Warrants bearing an exercise price of $0.12 per share. The previously reported amount inadvertently included 709,227 Warrants bearing an exercise price of $0.50 per share. The proper figure to be reported as the Number of Derivative Securities Beneficially Owned should have been 35,595,238 Warrants bearing an exercise price of $0.12 per share and 709,227
Warrants bearing an exercise price of $0.50 per share.


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Deutsche Bank AG



By:   /s/ Jeffrey A. Ruiz
     Name: Jeffrey A. Ruiz        Date 2-24-03
     Title:  Vice President







By:  /s/ Margaret M. Adams
Name:    Margaret M. Adams           Date 2-24-03
Title:   Director